EXHIBIT 99.1

ASX ANNOUNCEMENT

(ASX: NVX)

9 February 2024

Panasonic Energy and NOVONIX Sign Binding Off-Take Agreement

- Off-take for NOVONIX’s high-performance synthetic graphite to be supplied to

Panasonic Energy’s North American facilities -

- Agreement for 10,000 tonnes of synthetic graphite from 2025-2028 -

BRISBANE, Australia, February 9, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, and Panasonic Energy Co., Ltd. (“Panasonic Energy”), a leading manufacturer of electric vehicle (“EV”) batteries in North America, today announced the signing of a binding off-take agreement for high-performance synthetic graphite anode material to be supplied to Panasonic Energy’s North American operations from NOVONIX’s Riverside facility in Chattanooga, Tennessee.

Under the off-take agreement, Panasonic Energy has agreed to purchase at least 10,000 tonnes of anode material for use in their U.S. plants over the term of 2025-2028. During the term, if additional volumes are requested by Panasonic Energy, NOVONIX shall use its best efforts to deliver the increased volumes.

As a leading battery cell provider, Panasonic Energy is working to expand its production of EV batteries in North America to meet increased demand while also increasing the percentage of materials procured locally. Panasonic Energy is establishing a sustainable supply and working to meet the objective to reduce the carbon footprint of their entire lithium-ion battery supply chain for EVs by 50% in 2031 compared to 2022 levels.

The Inflation Reduction Act provides significant potential benefits to companies building the local supply chain for batteries and battery materials. These benefits, under the Section 45X Advanced Manufacturing Production Credit, support the production of key critical minerals and battery materials such as synthetic graphite, for which NOVONIX will be eligible, and for local manufacturing of battery cells, for which Panasonic Energy’s North American plants will be eligible.

NOVONIX and Panasonic Energy began working together on product sampling and testing after signing a memorandum of understanding with subsidiary, Sanyo Electric Co., Ltd., in 2019. As Panasonic Energy expands its cell manufacturing presence in North America, NOVONIX’s product development and sampling have been focused on Panasonic Energy’s product requirements for its U.S. plants.

NOVONIX’s Riverside facility is set to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery sector in North America and is slated to begin production in late 2024, with plans to grow output to 20,000 tonnes per annum (tpa) to meet anticipated customer demand. Recently, the Company announced the U.S. Department of Energy Office of Manufacturing and Energy Supply Chains (“MESC”) awarded US$100 million in grant funding towards the expansion of Riverside through the Bipartisan Infrastructure Law to strengthen the local supply chain. The MESC grant funding will support the installation and commissioning of equipment to produce the targeted 20,000 tpa of capacity from Riverside.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Dr. Shoichiro Watanabe, CTO of Panasonic Energy, said, “As we continue to grow as an EV battery leader in North America, we are thrilled about the partnership with NOVONIX, which will bring innovative technologies to key anode material. In addition, I believe this collaboration will help us achieve our medium-to-long-term management goals to strengthen the local supply chain and reduce our carbon footprint.” A separate announcement by Panasonic Energy is attached for reference.

Dr. Chris Burns, CEO of NOVONIX, said, “We are excited to announce the finalization of a binding off-take agreement with Panasonic Energy to become a supplier of key anode material for its North American based facilities. Off-take agreements with high-quality partners such as Panasonic Energy solidify NOVONIX’s position as a leader in onshoring the supply chain of synthetic graphite and accelerating the adoption of clean energy in the industry. We look forward to expanding our long-standing relationship with Panasonic Energy to support its growth efforts in North America.”

KEY DEAL TERMS

•
The 10,000 tonne off-take volume commitment is subject to NOVONIX achieving agreed upon milestones regarding final mass production qualification timelines prior to Q4 2025.
•
Panasonic Energy has the right to reduce the 10,000 tonne off-take volume (up to 20%) if these milestones are not achieved by the required dates or terminate the agreement if there is a substantial delay to achieving these milestones.
•
The mutually agreed upon pricing structure incorporates a mechanism for adjusting the price in response to significant changes in NOVONIX’s raw material costs.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

About Panasonic Energy

Panasonic Energy Co., Ltd., established in April 2022 as part of the Panasonic Group's switch to an operating company system, provides innovative battery technology-based products and solutions globally. Through its automotive lithium-ion batteries, storage battery systems and dry batteries, the company brings safe, reliable, and convenient power to a broad range of business areas, from mobility and social infrastructure to medical and consumer products. Panasonic Energy is committed to contributing to a society that realizes happiness and environmental sustainability, and through its business activities the company aims to address societal issues while taking the lead on environmental initiatives. For more details, please visit https://www.panasonic.com/global/energy/.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Valerie Malone, media@novonixgroup.com (media)

For Panasonic Energy

energy-pr@ml.jp.panasonic.com

Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our plans to scale operations and expand our Riverside facility, our targeted production volume and the potential benefits we expect to realize under the Inflation Reduction Act.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the success of the furnace technology, our ability to access global supply chains, timing and demand of customer supply contracts, and the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements and needs and access for additional financing, and regulatory developments in the United States, Australia and other jurisdictions. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Panasonic Energy Partners with NOVONIX for Sustainable Synthetic Graphite Supply in EV Battery Production

Off-take agreement with NOVONIX advances Panasonic Energy’s commitment to carbon footprint reduction and resilient supply chain in North America

Osaka, Japan – February 9, 2024 – Panasonic Energy Co., Ltd., a Panasonic Group Company, today announced it has signed a binding off-take agreement with the leading battery materials and technology company NOVONIX Limited ("NOVONIX"; Queensland, Australia) for the supply of synthetic graphite, the main component of the anodes of lithium-ion batteries used in electric vehicles (EVs). In line with Panasonic Energy’s Medium- to Long-term Strategy to strengthen its North America-focused supply chain and reduce its environmental impact, the synthetic graphite will be utilized by Panasonic Energy's EV battery manufacturing facilities in the U.S., with shipments scheduled to start in 2025 from NOVONIX’s facility in Tennessee.

NOVONIX’s proprietary graphitization furnaces

By 2031, Panasonic Energy aims to reduce the carbon footprint of the entire lithium-ion battery supply chain for EVs by 50% compared to 2022 levels. The majority of emissions arise from resource mining, raw material processing, and logistics. Therefore, in addition to reducing the carbon footprint generated during battery manufacturing through the carbon neutralization of all factories, Panasonic Energy actively addresses environmental impact reduction in the upstream supply chain. This agreement will allow Panasonic Energy to leverage NOVONIX’s innovative environmental technology and procure 10,000 tons of graphite from NOVONIX’s North American operations over a period of four years, a strategically important step in the reduction of the environmental impact of its supply chain.

There are two types of graphite for lithium-ion batteries: natural graphite and synthetic graphite. Synthetic graphite offers enhanced battery durability, allowing for reliable performance during repeated charging and discharging cycles. Synthetic graphite is traditionally produced by means of lengthy high-temperature

-more-

treatment in an Acheson furnace, lasting 30 days per production cycle, with temperatures reaching up to 3,000℃. However, this production method poses challenges due to its high energy consumption and resulting CO2 emissions, and companies are actively developing innovative production methods to overcome these drawbacks.

NOVONIX’s proprietary graphitization furnaces are the first of its kind for large-scale production, enabling efficient mass production of synthetic graphite in just around three days per cycle. This innovation is expected to reduce the levels of CO2 emitted during the production of synthetic graphite compared to conventional Acheson furnaces. It represents a significant contribution towards Panasonic Energy’s goal of halving its carbon footprint, and demonstrates the company’s commitment to environmental sustainability.

In the North American market, encompassing the U.S. as the world's second-largest for new car sales, Panasonic Energy aims to facilitate the widespread adoption of EVs by providing high-quality and high-capacity batteries that offer extended driving range. The company will leverage its expertise and experience to take the lead in the lithium-ion battery industry. Through strategic partnerships, it will accelerate its efforts towards achieving zero emissions and helping build a sustainable society.

About Panasonic Energy Co., Ltd.

Panasonic Energy Co., Ltd., established in April 2022 as part of the Panasonic Group's switch to an operating company system, provides innovative battery technology-based products and solutions globally. Through its automotive lithium-ion batteries, storage battery systems and dry batteries, the company brings safe, reliable, and convenient power to a broad range of business areas, from mobility and social infrastructure to medical and consumer products. Panasonic Energy is committed to contributing to a society that realizes happiness and environmental sustainability, and through its business activities the Company aims to address societal issues while taking the lead on environmental initiatives. For more details, please visit https://www.panasonic.com/global/energy/.

About NOVONIX Limited

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

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